FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 29, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL SIGNS CONTRACT WITH MINMETALS TO CONSTRUCT RAIL AND STRUCTURAL STEEL MILL

Moscow, Russia – October 29, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that it has signed a contract with Minmetals, one of China’s largest state-owned industrial corporations, to construct a rail and structural steel mill at its Chelyabinsk Metallurgical Plant OAO subsidiary.

The commercial agreement, signed today, is the first in accordance with the Memorandum of Intent signed between Mechel OAO and Minmetals on October 28, 2008 at the Third Russian-Chinese Economic Forum in Moscow. The contract with Minmetals Engineering includes the construction of a rail and structural steel mill at Mechel’s Chelyabinsk Metallurgical Plant OAO subsidiary on a turn-key basis with a tied loan being granted. Minmetals will perform construction of the workshop, installation of the mill’s equipment and commissioning of technologies to be provided by Danieli. The contract total value is approximately US$300.0 million.

The rail and structural steel mill will produce structural shapes in a wide range of sizes and sections. The mill’s main output will comprise railroad rails up to 100 meters in length and state of the art technologies for rolling, tempering, straightening, finishing, and rail quality control will be used in their manufacture.

Technical solutions will enable manufacturing products that surpass their world analogues in a number of key parameters, which are determined by the climate conditions of the rails service in Russia. The mill construction is scheduled for completion by late 2010.

Pursuant to the long-term partnership agreement signed with RZhD OAO in February of this year, the minimum rail manufacturing volume for RZhD OAO will be 400 thousand tonnes annually and include various types of rails specifically designed for compatible traffic, high-speed operation, enhanced durability and contact wear resistance, and for operation in a low temperature environment.

“China has been successful in constructing rail and structural steel mills worldwide. Domestically, China commissioned five similar mills, which enabled them to become the largest exporter of rails to various countries, including the U.S. This contract to construct the rail and structural steel mill is the largest Russian and Chinese agreement in metallurgy history. Collaboration with Minmetals Engineering will allow Mechel to complete the mill project efficiently and on time. As the rails produced at the mill will be also provided to Russian Railways (RZhD OAO) through its partnership with Mechel, the project has national importance moreover given that Mechel will be the first to supply 100-meter rails to Russia,” Mechel Management OOO Chief Executive Officer Vladimir Polin noted.

***

Mechel OAO

Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: October 29, 2008